Exhibit 16.1

July 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated July 21, 2004, of Bioanalytical Systems, Inc. and are in agreement with the statements contained in the paragraphs of 4(a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal control, included in the fourth paragraph of 4(a) on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 financial statements.

Very truly yours, /s/ Ernst & Young LLP